UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009,
Supplemental Schedule as of December 31, 2010, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORTOF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO THE FINANCIAL STATEMENTS OF THE PLAN YEARS ENDED DECEMBER 31, 2010 AND 2009	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	12

SIGNATURE	13

EXHIBIT:

Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 28, 2011

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$30,687,018	$33,667,921
Mutual funds	79,575,246	68,117,465
Common/Collective trust	43,969,928	43,407,929
Total investments	154,232,192	145,193,315

Receivables:
Company contribution	4,946,694	5,017,474
Participant contributions	247,179	255,184
Notes from participants (See Note B)	8,907,177	8,544,278
Total receivables	14,101,050	13,816,936

Other assets:
Cash	—	295,328
Fee income receivable	180,541	86,476
Due from brokers	—	360,217
Accrued income	46	7
Total other assets	180,587	742,028
Total assets	168,513,829	159,752,279

Liabilities
Administrative expenses payable	56,442	51,478
Due to brokers	—	301,783
Fee income payable	180,541	86,476
Total liabilities	236,983	439,737

Net assets available for benefits	$168,276,846	$159,312,542

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,571,192	$33,113,370
Dividends	990,560	1,140,437
Fee income	484,702	439,819
Total investment income	12,046,454	34,693,626

Interest income on notes from participants	472,313	575,794

Contributions:
Company	4,946,694	5,017,474
Participant	8,475,286	8,627,476
Rollover	275,409	627,558
Total contributions	13,697,389	14,272,508
Total additions	26,216,156	49,541,928

Deductions from net assets attributed to:

Benefits paid to participants	16,542,656	13,261,879
Administrative expenses	224,494	224,787
Fee expense	484,702	439,819
Total deductions	17,251,852	13,926,485
Net increase in net assets available for benefits	8,964,304	35,615,443

Net assets available for benefits:
Beginning of year	159,312,542	123,697,099
End of year	$168,276,846	$159,312,542

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

A.    PLAN DESCRIPTION
The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering all employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.
The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Trustee - As a result of its 2009 purchase of Wachovia Bank, N.A., effective June 1, 2010, Wells Fargo Bank, N.A. (the “Trustee”) became the Trustee and Plan Administrator of the Plan. Until May 31, 2010, Wachovia Bank, N.A. was the Trustee.
Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.
Contributions - Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by section 402(g) of the Code to an annual maximum of $16,500 in 2010 and 2009. Additional contributions of up to $5,500 in 2010 and 2009 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made in 2010 or 2009.
Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant's vested account.
Administrative Expenses and Fees - The Plan pays administrative expenses for investment advisory services provided by a third party. Administrative expense payments of $224,494 and $224,787 in 2010 and 2009, respectively, were made by the Plan to the third party. In addition, the investment funds pay 12b-1 and agency fees to the Plan's Trustee. Fee payments totaling $484,702 and $439,819 in 2010 and 2009, respectively, were made from the investment funds to the Plan, and were reported in the statements of changes in net assets available for benefits as fee income. The Plan paid the fees of $484,702 and $439,819 to the Trustee and, as a result, the Plan recognized these payments as fee expense in the statements of changes in net assets available for benefits.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

The Company pays substantially all other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant's account. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.
Investments - Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company's common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company's common stock within the Plan.
Vesting - Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Sevice	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100
Benefit Payments - Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company's matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.
Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.
Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $112,000 and $65,000 in 2010 and 2009, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2010 and 2009.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein,

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Reclassifications - Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. See “Recently Issued Accounting Pronouncements” below for a discussion of reporting loans from participants.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Note C. Fair Value Measurements and Disclosures” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). Accounting Standards Update ("ASU") 2010-06 amended Accounting Standards Codification ("ASC") 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards ("IFRSs"). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
Notes Receivables - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

C.    FAIR VALUE MEASUREMENTS AND DISCLOSURES

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.
Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).
Common collective trust and unitized pooled mutual fund: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active (Level 2).
These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

The following table sets forth the Plan's investment assets at fair value as of December 31, 2010 and 2009, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$30,687,018	$—	$—	$30,687,018
Total common stocks	30,687,018	—	—	30,687,018

Mutual funds:
Growth funds	32,768,655	—	—	32,768,655
Index funds	10,405,436	—	—	10,405,436
International funds	9,640,001	—	—	9,640,001
Balanced funds	9,488,670	—	—	9,488,670
Fixed income funds	9,370,978	—	—	9,370,978
Value funds	6,348,733	—	—	6,348,733
Bond fund	1,184,724	—	—	1,184,724
Money market fund	368,049	—	—	368,049
Total mutual funds	79,575,246	—	—	79,575,246

Common/Collective trust:
Fixed income (a)	—	43,969,928	—	43,969,928
Total	$110,262,264	$43,969,928	$—	$154,232,192

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$33,667,921	$—	$—	$33,667,921
Total common stocks	33,667,921	—	—	33,667,921

Mutual funds:
Growth funds	28,776,500	—	—	28,776,500
International funds	9,476,451	—	—	9,476,451
Index funds	8,673,712	—	—	8,673,712
Fixed income funds	8,196,861	—	—	8,196,861
Balanced funds	7,365,070	—	—	7,365,070
Value funds	4,607,625	—	—	4,607,625
Unitized bond fund	—	677,322	—	677,322
Money market fund	343,924	—	—	343,924
Total mutual funds	67,440,143	677,322	—	68,117,465

Common/Collective trusts:
Fixed income (a)	—	43,407,929	—	43,407,929
Total	$101,108,064	$44,085,251	$—	$145,193,315

(a)     Investment seeks to provide income consistency. The fund is invested in the RiverSource Income Fund II, which invests in traditional insurance contracts, U.S. government and agency obligations, and asset-backed securities.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

D.    TAX STATUS
The Plan obtained its latest determination letter on February 25, 2010, in which the Internal Revenue Service ("IRS") stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended subsequent to the Plan documents reviewed by the IRS, the Plan administrator believes the Plan is being, and was, prior to receipt of the February 25, 2010 determination letter, operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

E.    INVESTMENTS
The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2010 and 2009 are as follows:

	2010	2009
Big Lots, Inc. common shares	$30,687,018	$33,667,921

RiverSource Income Fund II	43,969,928	43,407,929

Davis New York Venture Fund	12,533,985	11,672,157

The Growth Fund of America	11,915,978	10,761,783

RiverSource S & P 500 Index Fund	10,405,436	8,673,712

Artisan International Fund	9,640,001	9,476,451

American Balanced Fund	9,488,670	7,365,070	*

Harbor Bond Fund	9,370,978	8,196,861

* Shown for comparison purposes only, since these investments represent more than five percent of Plan net assets in only one of the years presented.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Big Lots, Inc. common shares	$2,239,036	$18,381,461
Mutual funds	7,724,253	13,963,993
Common/Collective trust	607,903	767,916
Net appreciation	$10,571,192	$33,113,370

F.    RISKS AND UNCERTAINTIES
The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

G.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

H.    PARTIES-IN-INTEREST
Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

I.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Upon a participant's default in a participant loan, the remaining loan amount due to the Plan will be treated as a deemed distribution to the extent a distribution to the participant is not permissible under the Plan. A participant loan that has been treated as a deemed distribution on Form 5500 is removed from Plan assets on Form 5500. However, deemed distributions remain part of the participant's account balance in these financial statements until a distributable event occurs for the participant.
The following reconciles participant loans and net assets available for benefits per these financial statements to Form 5500 at December 31, 2010 and 2009:

	2010	2009
Notes from participants per the financial statements	$8,907,177	$8,544,278
Less: Certain deemed distributions of participant loans	(121,247)	(99,077)
Participant loans per Form 5500	$8,785,930	$8,445,201

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Net assets available for benefits per the financial statements	$168,276,846	$159,312,542
Less: Certain deemed distributions of participant loans	(121,247)	(99,077)
Net assets available for benefits per Form 5500	$168,155,599	$159,213,465

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2010, to Form 5500 net income:

Net increase in assets per the financial statements	$8,964,304
Add: Certain deemed distributions of participant loans	99,077
at December 31, 2009
Less: Certain deemed distributions of participant loans	(121,247)
at December 31, 2010
Net income per Form 5500	$8,942,134

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 1,007,453 shares		$30,687,018

	Common/Collective trust:
	RiverSource	Income Fund II: 1,460,795 units		43,969,928

	Mutual funds:
	Davis New York	Venture Fund: 364,997 shares		12,533,985
	The Growth Fund of America	Growth Fund: 397,464 shares		11,915,978
	RiverSource	S&P 500 Index Fund: 2,477,485 shares		10,405,436
	Artisan	International Fund: 444,240 shares		9,640,001
	American	Balanced Fund: 531,281 shares		9,488,670
	Harbor	Bond Fund: 773,821 shares		9,370,978
	Baron	Asset Fund: 80,337 shares		4,458,713
	Baron	Growth Fund: 75,053 shares		3,859,979
	American Century Equity Inc	ADV Fund: 386,392 shares		2,785,890
	Royce	Total Return Fund: 196,478 shares		2,587,620
	Vanguard	Inflation Pro Sec Fund: 46,387 shares		1,184,724
	Washington Mutual	Investors Fund: 36,039 shares		975,223
	* Wells Fargo	ADV Heritage MMF: 368,049 shares		368,049
	Total mutual funds			79,575,246

	Notes receivable from participants	4.25% - 10.50%	—	8,907,177

	TOTAL			$163,139,369

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 28, 2011	By: /s/ Charles W. Haubiel, II
Charles W. Haubiel, II
Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary